Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 718-2800 Fax: (604) 718-2808

NEWS RELEASE

Curlew Lake Announces New Director

Vancouver, B.C. July 28, 2017 – Curlew Lake Resources Inc. (CWQ.H) announces that Len Werden has been appointed to the Board of Directors of the Company.

Mr. Werden has over thirty years of experience in horticulture, with knowledge in propagation, hybridization and optimizing growth patterns and ecosystems in plants. This included being the designated grower for two medicinal marijuana clients licensed under the MMAR, and he was integral to developing specialized nutrient formulas and tools, which were utilized in the production of high-quality organic crops.

As a certified Millwright, over the past thirty years, Mr. Werden has been involved in numerous projects, including the Cyclotron Project for TRIUMF (Canada's national laboratory for particle and nuclear physics) at the University of British Columbia. Mr. Werden was President and CEO of Seashore Organic Marijuana Corp, which transitioned to Veritas Pharma Inc (C.VRT) where he served on the board of directors. Additional positions include; President of the B.C. & Yukon Territory Building Construction Trades Council, Chief Negotiator of the Bargaining Council of B.C. Building Trade Unions, Governor of the Workers Compensation Board, Canadian President of the Canadian Millwright Conference, and a member of the B.C. Apprenticeship Board as well as serving on various charitable boards, community service boards and government advisory commissions.

For clarification, the Company’s Officers and Directors are currently comprised of the following:

Jurgen Wolf, Interim President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Harold Noyes, Director
Len Werden, Director

ON BEHALF OF THE BOARD

SIGNED: “Jurgen Wolf”

Jurgen Wolf, Interim President
For more information contact:
Christopher Cherry, Chief Financial Officer and Director
Tel: (604) 718-2800 (ext. 314)

For additional information or to be added to the corporate mailing list please visit the following page: http://www.curlew-lake.com/curlew/contactus.html.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.